

Mail Stop 4720

June 23, 2016

Via E-mail
Todd F. Clossin
President and Chief Executive Officer
Wesbanco, Inc.
1 Bank Plaza
Wheeling, WV 26003

> **Re: Wesbanco, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 3, 2016**
> **File No. 333-211833**

Dear Mr. Clossin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Proposal No. 1 — Approval of the Merger Agreement, page 33

1.   Please revise the last sentence of the second paragraph of your disclosure to remove the inappropriate limitations on reliance on the representations and warranties contained in the merger agreement, which constitute disclosure under the federal securities laws. For guidance, please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Securities Exchange Act Release No. 51283 (March 1, 2005).

Opinion of YCB's Financial Advisor, page 40

2. We note your disclosure that WesBanco management provided to KBW, YCB's financial advisor, certain projected financial information, including:

- certain assumed WesBanco long-term growth rates, as discussed in the penultimate bullet on page 41; and

- an assumed 2018 EPS growth rate for WesBanco, as discussed in the first full paragraph on page 50.

Please revise to disclose these projections or provide us an analysis supporting your determination that disclosure of such projections is not material to the analyses performed by KBW in reaching its opinion that the merger consideration was fair from a financial point of view.

Miscellaneous, page 51

3. Please revise the second paragraph to disclose the amount of fees YCB paid to KBW during the past two years related to the investment banking and financial advisory services KBW and/or its affiliates provided. See Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

Interests of Certain Persons in the Merger, page 51
Employment Agreement Amendments, page 52

4. Please tell us why you have not filed the following agreements as exhibits to the registration statement:

- the employment agreement amendments with each of James D. Rickard, Paul A. Chrisco, Kevin J. Cecil and Michael K. Bauer; and

- the merger payment and restrictive covenant agreement with Bill D. Wright.

Alternatively, please file them with the next amendment.

Exhibit 8.1 – Opinion of K&L Gates LLP
Exhibit 8.2 – Opinion of Frost Brown Todd LLC

5. To the extent that counsel intends to provide a long form opinion, then have each counsel revise their respective opinion to include all material tax consequences of the merger transaction. Otherwise, if the opinions are intended to be provided in short form, then please have counsel revise Exhibits 8.1 and 8.2 to opine that the discussion in the

prospectus under "Material U.S. Federal Income Tax Consequences" is counsels' respective opinion. Also please revise your disclosure in the prospectus to state clearly that the discussion in the tax consequences section is counsels' opinion and remove the assumption in the second full paragraph on page 59 of the registration statement stating that "[t]he remainder of this discussion assumes that the merger will qualify as a 'reorganization'. . . ."

Exhibit 8.1 - Opinion of K&L Gates LLP

6.   We note the statement in the penultimate paragraph of the tax opinion that "[e]xcept as may be agreed by [K&L Gates LLP] in writing, the opinions expressed herein are solely for the benefit of the addressee hereof, and may be relied upon solely by such addressee . . . ." Please file a revised opinion that does not state or imply that investors are not entitled to rely on the opinion. Please refer to Section III.D.1 of Staff Legal Bulletin No. 19 (CF) for further guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: James C. Gardill, Esq.
        Paul C. Cancilla, Esq.